

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

Via E-mail
Mr. Peter D. Staple
Chief Executive Officer
Corium International, Inc.
235 Constitution Drive
Menlo Park, California 94025

Re: **Corium International, Inc.**
Confidential Draft Registration Statement on Form S-1
Submitted December 23, 2013
CIK No. 0001594337

Dear Mr. Staple:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you have yet to submit several of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

2. We further note that you have submitted an application for confidential treatment relating to a number of your exhibits. Please be advised that comments to this application, if any, will be sent to you under separate cover.

3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

4. Please supplementally provide us with copies of all written communications, as

defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary
Overview, page 1

5. In your initial discussion of your MicroCor technology, please explain what a biodegradable microstructure system is.

6. Please briefly describe what benign prostate hyperplasia is and the therapeutic effect tamsulosin may have.

7. Please briefly explain what an NDA (New Drug Application) is and disclose here that the NDA you filed in connection with AG200-15 was deemed insufficient for approval by the FDA in its present form and that it is your intention to conduct another clinical trial and supplement the NDA with its results.

Corplex Technology, page 3

8. Please explain the distinction between pressure-sensitive adhesives and bioadhesives in this discussion.

9. Please briefly describe what an ANDA (Abbreviated New Drug Application) is.

Our Products and Partners, page 4

10. In addition to the table you have provided, please include a summary narrative description of your marketed products and product candidates. To the extent that such disclosure would be redundant with other information you have provided in your prospectus summary, please consider moving that information under this sub-heading as appropriate.

Risks Related to Our Business, page 5

11. In your first bullet point, please disclose the amount of your accumulated deficit as of September 2013 and update this information in the event that you file financial statements for the quarter ended December 31, 2013.

12. In your third bullet point, please disclose that 89% of your total revenue was generated through your three most significant partners.

Mr. Peter D. Staple
Corium International, Inc.
January 17, 2014
Page 3

13. In your sixth bullet point, please note that the FDA has yet to approve AG200-15 and in fact has issued a complete response letter to you detailing certain issues that must be addressed before approval can be granted.

14. In your ninth bullet point, please disclose that the FDA has inspected your manufacturing facilities multiple times over the last five years and has issued five Forms 483 that described deficiencies in your manufacturing and quality systems.

15. In your eleventh bullet point, please state that you have settled eighteen product liability lawsuits and that a nineteenth is pending.

16. In your twelfth bullet point, please make reference to the product recalls that Fentanyl TDS has been subject to in the past.

Risk Factors
Risks Related to Our Business and Industry
"We are dependent on the commercial success of our Clonidine TDS, Fentanyl TDS and Crest Advance Seal Whitestrips . . .," page 12

17. Please explain in this risk factor and on page 56 why you expect revenues from Fentanyl TDS to decline significantly in fiscal 2014.

18. Please expand the discussion to quantify the amount of revenues you received in fiscal 2013 from the sale of Fentanyl TDS and Clonidine TDS, respectively, and the anticipated amount of decline in 2014 from such sales, respectively.

"Our near-term product revenue growth heavily relies on the success of the AG200-15 contraceptive patch," page 13

19. Please state here when you received the FDA's complete response letter and that your intention is to conduct another clinical trial that will not end before late 2015.

"We face product liability exposure . . .," page 15

20. Please include in this risk factor the amount of damages sought in the pending product liability action.

Risks Related to Regulation of our Products and Product Candidates
"Our products and our product candidates may cause undesirable side effects . . .," page 35

21. Please describe the material side effects, if any, that you have identified among your marketed products as well as those you have identified through the clinical testing of your product candidates.

Risks Related to Our Intellectual Property
"If we or our partners are sued for infringing intellectual property rights of third parties . . .,"
page 39

22. Please disclose in this risk factor whether you have ever been the defendant in any
such litigation and its disposition.

"We may be subject to claims that our employees, consultants or independent contractors
have wrongfully used or disclosed to us alleged trade secrets of their other clients or former
employers," page 40

23. Please disclose in this risk factor whether any such claims have ever been brought
against any of your employees, consultants or independent contractors.

 Industry and Market Data, page 46

24. Please remove the phrase "(a)lthough we nor the underwriters have independently
verified the accuracy or completeness of any third-party information," It is not
appropriate for you to either directly or indirectly disclaim liability for any of the
information included in your prospectus.

Use of Proceeds, page 47

25. Please specify in a bulleted format the amount of offering proceeds you intend to
allocate to each of the purposes you list in your second paragraph.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Fiscal 2012 and 2013
Revenues, page 59

26. Please revise your disclosure related to the changes in cost of product revenues and
cost of contract research and development revenues to explain how the amounts
changed in comparison to the changes in the associated revenue.

Research and Development Expenses, page 60

27. You state "In addition to commercialized products, we have a number of products in
late stages of development." You also state that you expect your research and
development expenses will increase in future periods. Please disclose the costs
incurred during each period presented and to date for your material projects.

Critical Accounting Polices and Estimates
Subordinated Note Embedded Derivative Liability, page 67

28. Please tell us how your methodology for fair valuing the embedded derivative
liability resulted in a fair value of zero in 2011.

Stock-Based Compensation
Significant factors, assumptions and methodologies used in determining the estimated fair
value of our common stock
Option Grants, page 70

29. We have reviewed your disclosure and have the following comments:

- Please continue to update the table on page 70 through the date of the effectiveness.

- Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of any future material equity issuances.

Business
Strategic Relationships, page 78

30. For each of your collaborations, please disclose the license fees, the aggregate milestone payments to be made under the agreement(s), the amount of any milestone payments made to date, and the royalties payable, if any, within a range of ten percent (e.g. low single digits, teens, twenties, etc.)

Products and Pipeline, page 80

31. Please specify here the breakdown of product revenues among your three marketed products on both an aggregate and percentage basis.

32. In the description of your pipeline products, please identify those from which you have generated contract research and development revenue in your last completed

33. fiscal year and specify the aggregate amounts and percentages. Please include similar disclosure where appropriate in your MD&A.

34. Please describe with greater specificity the issues identified in the FDA's complete response letter concerning AG200-15.

35. Please indicate how the next clinical trial you intend to conduct for AG200-15 will differ from previous ones to the extent you are able to make such an assessment at this time.

Intellectual Property, page 85

36. Please indicate in this disclosure how many patents relate to composition of matter and how many relate to use of process.

Legal Proceedings, page 94

37. Please provide additional information about the pending claim against you, including the court adjudicating the proceedings, the plaintiff, the factual basis of the claim, the date the claim was instituted and the relief sought. We refer you to Item 103 of Regulation S-K.

Choice of Forum, page 122

38. We note your disclosure entitled Choice of Forum on page 122. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Shares Eligible for Future Sale, page 123

39. Please file the form of lock-up agreement as an exhibit to your registration statement.

Index to Financial Statements
Notes to Financial Statements
8. Collaboration and Partner Arrangements, page F-23

40. Please disclose the term of each of your agreements. In addition, please disclose each substantive milestone and the related contingent consideration for each agreement where contingent milestones may still be earned. Refer to ASC 605-25-50-2 and ASC 605-28-50-2b.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tabatha McCullum at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Cynthia Clarfield Hess
        Robert A. Freedman
        Effie Toshav
        Fenwick & West LLP
        801 California Street
        Mountain View, California 94041